UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07005415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH

SEC FILE NUMBER
8-66438

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USA Advanced Planners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Campau Avenue, NW
(No. and Street)

Grand Rapids (City) MI (State) 49503 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Tubbergen (800) 553-7526
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co., P.C.
(Name – *if individual, state last, first, middle name*)

5136 Cascade Road SE, Suite 2A (Address) Grand Rapids (City) MI (State) 49546 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

USA ADVANCED PLANNERS, INC.

FINANCIAL STATEMENTS

CONTENTS

DECEMBER 31, 2006

OATH OR AFFIRMATION

I, Dennis Tubbergen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USA Advanced Planners, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed and sworn before me, this 28th day of February, 2007, a Notary Public in and for Kent County, Michigan.



(Signature)
NOTARY PUBLIC
My Commission expires 12/01, 2013.



BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

INDEPENDENT AUDITOR'S REPORT

February 26, 2007

Board of Directors
USA Advanced Planners, Inc.
Grand Rapids, Michigan

We have audited the accompanying statement of financial condition of USA Advanced Planners, Inc. (S Corporation) as of December 31, 2006, and the related statement of income (loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards as established by the American Institute of Certified Public Accountants' Auditing Standards Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Advanced Planners, Inc. as of December 31, 2006, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17a-5 and Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Echelbarger Himebaugh Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

USA ADVANCED PLANNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$	150,813
Receivables:		
Commissions		38,223
Related parties		6,654
Representatives		575
Broker-dealer and clearing organization		47,801
Prepaid expenses:		
Licenses		16,027
Insurance		11,668
Office furniture and equipment, at cost, less accumulated depreciation of $2,508		10,297
CRD Daily account		1,410
NASD Membership		155,040
TOTAL ASSETS	$	438,508

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts Payable:		
Representatives	$	143,134
Trade		15,279
Broker-dealer and clearing organizations		1,594
Accrued expenses:		
Wages, salaries, and payroll liabilities		18,855
Total Liabilities		178,862
STOCKHOLDERS' EQUITY:		
Capital stock, $1 par value; shares authorized 10; issued and outstanding 10		10
Paid-in capital		794,080
Retained deficit		(534,444)
Total Stockholders' Equity		259,646
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	438,508

See Independent Auditor's Report
See notes to financial statements

USA ADVANCED PLANNERS, INC.

STATEMENT OF INCOME (LOSS)

FOR YEAR ENDED DECEMBER 31, 2006

REVENUES:		
Commissions	1,751,272	93.81 %
RIA fees	72,710	3.89
12B1 fees	12,998	0.70
Representative fees	22,865	1.22
Other income	6,035	0.32
Interest	1,062	0.06
	1,866,942	100.00
EXPENSES:		
Commissions	1,668,573	89.37
Salaries and wages	165,976	8.89
Insurance:		
Errors and omissions	26,355	1.41
Other	9,483	0.51
Rent:		
Building - related party	13,151	0.70
Software	11,050	0.59
Professional fees	172,423	9.24
Regulatory and compliance consulting	97,248	5.21
Licenses and permits	25,945	1.39
Bad debt - Employee loan	25,000	1.34
Travel and entertainment	16,387	0.88
Payroll taxes	15,947	0.85
Postage and delivery	9,883	0.53
Clearing and ticket charges	9,313	0.50
Office supplies	7,408	0.40
Advertising	5,529	0.30
Contract Labor	4,625	0.25
Credit card handling charges	4,491	0.24
Dues and subscriptions	4,365	0.23
Other	4,636	0.25
Continuing education	3,038	0.16
Depreciation and amortization	2,493	0.13
Conferences and conventions	2,368	0.13
Telephone	1,899	0.10
Bank service charge	1,877	0.10
Repairs and maintenance	1,006	0.05
Interest	29	-
	2,310,498	123.75
NET INCOME (LOSS)	$ (443,556)	(23.75) %

See Independent Auditor's Report
See notes to financial statements

USA ADVANCED PLANNERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2006	10	$ 10	$ 294,080	$ (90,888)	$ 203,202
Contributions of paid-in capital	-	-	500,000	-	500,000
Net loss for the year	-	-	-	(443,556)	(443,556)
Balance at December 31, 2006	10	$ 10	$ 794,080	$ (534,444)	$ 259,646

See Independent Auditor's Report
See notes to financial statements

USA ADVANCED PLANNERS, INC.

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(443,556)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization expense		2,493
(Increase) decrease in:		
Receivables		(93,253)
Prepaid expenses		(21,680)
CRD Daily account		(1,410)
Increase (decrease) in:		
Accounts payable		144,178
Accrued expenses		18,855
NET CASH USED BY OPERATING ACTIVITIES		(394,373)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(11,599)
NET CASH USED BY INVESTING ACTIVITIES		(11,599)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional paid-in capital		500,000
NET CASH PROVIDED BY INVESTING ACTIVITIES		500,000
INCREASE IN CASH		94,028
CASH, Beginning of Year		56,785
CASH, End of Year	$	150,813
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Operating Activities Include Cash Payments For:		
Interest	$	29

See Independent Auditor's Report
See notes to financial statements

ORGANIZATION AND NATURE OF BUSINESS

USA Advanced Planners, Inc. (Company) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Delaware Corporation.

As of December 31, 2006, the Company has a retained deficit of $534,444. The stockholders of the Company have committed to continue to support the Company and its future operations in the form of equity contributions, as needed, through March 1, 2008. Management believes that current plans in place to control costs and increase revenue volume will result in successful future operations and sufficient cash flow to repay its obligations through March 1, 2008. The estimates associated with management's plans are based on management's judgment and knowledge of current events and actions it may undertake in the future. These estimates may ultimately differ from actual results.

The Company was formed on January 2, 2004 and was in the development stage through December 31, 2005. 2006 was the first year during which the Company was considered an operating company.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in a single line of business as a securities broker-dealer, which will comprise of several classes of services, including agency transactions with occasional principal transactions.

COMMISSIONS (REVENUE RECOGNITION)

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

CASH AND CASH EQUIVALENTS

The statement of cash flows is designed to present the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at December 31, 2006.

PROPERTY AND EQUIPMENT

Depreciation for financial statement purposes is computed using the straight-line method, based on estimated useful lives of the assets which, in some instances, may be greater than the lives allowed for tax purposes. For income tax purposes, assets are depreciated using the straight-line method and the Modified Accelerated Cost Recovery System (MACRS).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTANGIBLE ASSET

Cost of the purchase of the Company exceeding the underlying fair value of net assets at the acquisition date has been recorded as NASD membership. It is assessed annually for impairment. If considered impaired, the NASD membership will be reduced to fair value and a corresponding impairment loss will be recognized. Based on management's assessment, there was no change in the NASD membership recorded cost for the year ended December 31, 2006. Management believes the NASD membership has an indefinite life. NASD membership is not amortized for tax purposes.

The impairment test requires the Company to make several estimates relating to fair value, most of which are based on projected future cash flows. The estimates associated with the intangible asset impairment test are based on management's judgment and knowledge of current events and actions it may undertake in the future. These estimates may ultimately differ from actual results. Changes in these estimates may result in recognition of an impairment loss in the future.

INCOME TAXES

No federal income taxes have been provided because the corporation operates as an S corporation. Under this provision of the Internal Revenue Code, the shareholders include their share of the Company's earnings (losses) on their individual tax returns.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENT – FASB INTERPRETATION NO. 48

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" (the "Interpretation"). The Interpretation establishes a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures for all entities. The Company is required to adopt the provisions of the Interpretation on January 1, 2007 and is to be applied to all open tax years as of the date of effectiveness. Management has evaluated the application of the Interpretation to the Company, and does not anticipate its impact to have a material effect on the Company's financial statements.

USA ADVANCED PLANNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVERTISING COSTS

Advertising costs are charged to expense as incurred.

CASH

Substantially all cash is deposited with one financial institution. Balances up to a maximum of $100,000 at the financial institution are covered by federal depository insurance. All remaining balances, approximating $89,995 as of December 31, 2006, were uninsured and uncollateralized.

NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). These reports are issued quarterly. At December 31, 2006, the Company had net capital of $57,857 which was $45,933 in excess of the required net capital of $11,924, the Company's aggregate indebtedness to net capital ratio is 3.09 to 1.

ADVERTISING COSTS

Advertising expense charged to operations totaled $5,529 for the year ended December 31, 2006.

CONCENTRATION RISK

One major unrelated representative generated $239,381 of the Company's commissions revenue during the year ended December 31, 2006. Of the revenue generated, $215,442 was commissions expense to this representative during the year ended December 31, 2006. Of this amount, $3,836 was payable to that representative in commissions at December 31, 2006. At December 31, 2006, accounts receivable from sales produced by that representative included in commissions receivable totaled $2,041.

Two major related representatives who are stockholders of the Company generated $1,201,248 of the Company's commissions revenue during the year ended December 31, 2006. Of the revenue generated, $1,105,148 was commissions expense to these representatives during the year ended December 31, 2006. Of this amount, $85,070 was payable to these representatives in commissions at December 31, 2006. At December 31, 2006, accounts receivable from sales produced by those representatives included in commissions receivable totaled $12,707.

USA ADVANCED PLANNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

RELATED PARTY TRANSACTIONS

The Company rents office space from a related limited liability company. Monthly payments of $500, increasing to $800 in November 2006 were paid on a month-to-month basis for office space during the year ended December 31, 2006. A total of $7,151 was charged to expense under this agreement during the year ended December 31, 2006. In addition, the Company also rents office space in California from a related California corporation. Monthly payments of $500 were paid on a month-to-month basis for office space during the year ended December 31, 2006. A total of $6,000 was charged to expense under this agreement during the year ended December 31, 2006.

Additionally, the Company reimburses and is reimbursed by a related California corporation and a limited liability company on a monthly basis for costs paid on the Company's behalf plus its monthly rent payment. As of December 31, 2006, the receivable from a limited liability company was $6,654. The total expense the Company reimbursed during the year ended December 31, 2006 was $84,218.

Three representatives, who are stockholders of the Company, generated $1,203,366 of the Company's commissions revenue during the year ended December 31, 2006. Of the revenue generated, $1,107,096 was commissions expense to these representatives during the year ended December 31, 2006. Of this amount, $85,075 was payable to these representatives in commissions at December 31, 2006. At December 31, 2006, accounts receivable from sales produced by those representatives included in commissions receivable totaled $12,707.

USA ADVANCED PLANNERS, INC.
SCHEDULE I -
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

NET CAPITAL:		
Total stockholders' equity		$ 259,646
Total capital		259,646
Deductions and/or charges:		
Nonallowable assets:		
Receivables:		
Related party	$ 6,654	
Representatives	575	
Commissions	118	
Prepaid expenses	27,695	
Office furniture and equipment	10,297	
CRD daily account	1,410	
NASD membership	155,040	201,789
TOTAL NET CAPITAL		$ 57,857
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable	$ 158,413	
Accrued expenses:		
Wages and salaries	18,855	
Pershing operational accounts	1,594	178,862
TOTAL AGGREGATE INDEBTEDNESS		$ 178,862
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 11,924
Minimum dollar net capital required of broker-dealer		$ 5,000
Net capital required		$ 11,924
Excess net capital at 1,500 percent		$ 45,933
Excess net capital at 1,000 percent		$ 39,971
Ratio: Aggregate indebtedness to net capital		3.09 to 1

Note: See Schedule II - Reconcilation with the Company's Computation of Net Capital - Included in Part II of Form X-17A-5

USA ADVANCED PLANNERS, INC.
SCHEDULE II -
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL - INCLUDED IN PART II OF FORM X-17A-5

AS OF DECEMBER 31, 2006

RECONCILATION OF NET CAPITAL:		
Net Capital, as reported in the Company's Part II (unaudited focus report)	$	47,060
Adjustments identified during the audit and approved by management:		
Net adjustments to total assets		58,481
Net adjustments to total liabilities		(49,931)
Adjustments to non-allowable assets due to above adjustments		2,247
TOTAL NET CAPITAL - Per Schedule I - Computation of Net Capital Under Rule Rule 15c-3-1 of the Securities and Exchange Commission	$	57,857


BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA
Michael T. Tamm CPA
Diane L. Friar CPA/ABV
David G. Echelbarger CPA
Robin M. Stoner CPA MST
Robert E. Milanowski
David M. Sunden CPA
Dale R. Manske CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Denice D. Pavey CPA
Brenda K. Pavlak CPA
Ronald J. Kaley MBA
Bobbi L. Bieschke MBA
Christopher L. Mast MBA
Teri S. Stora MBA
Jenna L. Slate MSA

INDEPENDENT AUDITOR'S SCHEDULE III - REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 EXEMPT FROM SEC RULE 15c3-3

February 26, 2007

Board of Directors
USA Advanced Planners, Inc.
Grand Rapids, Michigan

In planning and performing our audit of the financial statements and supplemental schedules of USA Advanced Planners, Inc. (Company) as of and for the year ended December 31, 2006 in accordance with auditing standards as established by the American Institute of Certified Public Accountants Auditing Standards Board, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statement that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the Company's control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,



Echelbarger, Himebaugh, Tamm & Co., P.C.

END